Exhibit 4.1

Execution Version

PARTNERSHIP UNIT DESIGNATION OF
INVESTOR UNITS OF
SAFETY INCOME AND GROWTH OPERATING PARTNERSHIP, LP

This Partnership Unit Designation (this “Partnership Unit Designation”) of Investor Units (the “Investor Units”) is made as of January 2, 2019 by SIGOP GenPar LLC, a Delaware limited liability company and the general partner (the “General Partner”) of SAFETY INCOME AND GROWTH OPERATING PARTNERSHIP, LP, a Delaware limited partnership (the “Partnership”), pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of June 27, 2017 (as amended through the date hereof, the “Partnership Agreement”).

WHEREAS, on January 2, 2019, Safety, Income & Growth Inc. (“SAFE”), the Partnership and iStar Inc. (the “Investor”) entered into the Investor Unit Purchase Agreement (as amended from time to time, the “Purchase Agreement”) pursuant to which the Partnership agreed to sell, and the Purchaser agreed to purchase, a new series of Partnership Interests designated as “Investor Units”.

WHEREAS, pursuant to the Purchase Agreement, the Partnership agreed to establish the Investor Units as a series of Partnership Interests, and the Partnership hereby establishes the Investor Units in accordance with Section 4.3(a) of the Partnership Agreement; and

WHEREAS, capitalized terms used but not defined herein and not expressly cross referenced to the Purchase Agreement shall have the meanings ascribed to them in the Partnership Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby sets forth this Partnership Unit Designation as follows:

Section 1.                                           Definitions.  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Partnership Unit Designation.

“Business Day” shall mean any day other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

“Company Stockholder Approval” shall have the meaning given to such term in the Purchase Agreement.

“Company Stockholder Meeting” shall have the meaning given to such term in the Purchase Agreement.

“Purchased Units” shall have the meaning given to such term in the Purchase Agreement.

“REIT Shares Amount” means a number of REIT Shares equal to the product of (a) the number of Investor Units and (b) the Adjustment Factor in effect on the date on which the exchange described in Section 7(a) takes place; provided, however, that in the event that SFTY issues to all holders of REIT Shares as of a certain record date rights, options, warrants or convertible or exchangeable securities entitling SFTY’s stockholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the “Rights”), with the record date for such Rights occurring on a day preceding the exchange date, which Rights will not be distributed before the exchange date, then the REIT Shares Amount shall also include such Rights that a holder of that number of REIT Shares would be entitled to receive, expressed, where relevant hereunder, in a number of REIT Shares determined by the General Partner in good faith.

Section 2.                                           Designation and Number. A series of Partnership Units in the Partnership designated as the “Investor Units” (the “Investor Units”) is hereby established. The maximum number of Investor Units that may be issued from time to time shall be 12,500,000 Investor Units; provided, however, that if the Stockholder Approval  is not obtained at the Stockholder Meeting, or if the Stockholder Meeting is not held by June 30, 2019, then each Investor Unit shall be equitably and proportionately adjusted thereafter to give substantial economic effect to each occurrence of an event described in the definition of Adjustment Factor (whether occurring before or after the Stockholder Meeting at which the Stockholder Approval was not obtained, or June 30, 2019) that would have resulted in an adjustment to the REIT Shares Amount, so that the Investor Units are not adversely affected in any material respect by dilution from such events.

Section 3.                                           Distributions.  Each Investor Unit shall be entitled to receive the same distributions as are declared and paid by the Partnership on one OP Unit, when, as and if distributions are declared and paid on OP Units.  The record date for the determination of Investor Units entitled to receive any particular distribution shall be the same as the record date, if any, established by the General Partner for the OP Units with respect to such distribution.

Section 4.                                           Approval Rights.  While any Investor Units are outstanding, the Partnership shall not, directly or indirectly, or through a merger or consolidation with any other corporation, without the affirmative vote at a meeting or the written consent of the holders of at least a majority of the outstanding Investor Units, (i) authorize or issue additional Investor Units, (ii) amend, alter or repeal any of the provisions of the Partnership Agreement or this Partnership Unit Designation, so as to affect adversely the rights, preferences or privileges of the Investor Units, (iii) authorize any reclassification of the Investor Units, or (iv) require the exchange of Investor Units except as expressly contemplated by this Partnership Unit Designation for other securities (whether or not issued by the Partnership or SFTY) or assets.  Holders of the Investor Units shall not have any voting or approval rights except as set forth in this Section 4.

Section 5.                                           Transfers.

(a)                                 Except as provided herein, no Person may Transfer Investor Units prior to the date on which the Stockholder Approval is obtained; provided, however, that, if the Stockholder Approval is not obtained at the Stockholder Meeting or if the Stockholder Meeting is not held by June 30, 2019, then a holder of Investor Units shall be permitted to Transfer its

Investor Units in whole or in part, subject to compliance with applicable securities laws.  Any Transfer of Investor Units in contravention of this section shall be null and void.

(b)                                 Neither the General Partner nor SFTY shall engage in any merger (including, without limitation, a triangular merger), consolidation or other combination with or into another Person (other than any transaction permitted by Section 11.2(a) of the Partnership Agreement), any sale of all or substantially all of its assets or any reclassification, recapitalization or change of outstanding REIT Shares (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination as described in the definition of “Adjustment Factor” in the Partnership Agreement) (“Termination Transaction”), unless (i) it receives the consent of holders of a majority of the outstanding Investor Units, (ii) following such merger or other consolidation, substantially all of the assets of the surviving entity consist of OP Units or (iii) in connection with which all Investor Units either will receive, or will have the right to receive, for each Investor Unit an amount of cash, securities, or other property equal to the product of the Adjustment Factor and the greatest amount of cash, securities or other property paid to a holder of REIT Shares in consideration of one such REIT Share at any time during the period from and after the date on which the Termination Transaction is consummated; provided, however, that, if in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of the percentage required for the approval of mergers under the organizational documents of SFTY, each holder of Investor Units shall receive, or shall have the right to receive without any right of consent, the greatest amount of cash, securities, or other property which such holder would have received had each of its Investor Units been exchanged for one REIT Share immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

Section 6.                                           No Sinking Fund.  No sinking fund shall be established for the retirement or redemption of Investor Units.

Section 7.                                           Mandatory Exchange.

(a)                                 Upon receipt of the Stockholder Approval, the outstanding Investor Units shall automatically be exchanged for the REIT Shares Amount.  As promptly as practicable following the Stockholder Meeting at which the Stockholder Approval is obtained, and in any event within 10 Business Days thereafter, the General Partner shall cause to be delivered to the holder, or to the nominee or nominees of such holder at the office of SFTY’s transfer agent, or as otherwise directed in writing by the holder, a certificate or certificates, or a credit to the holder’s account with the transfer agent or a broker identified by the holder, for the number of REIT Shares issuable upon the exchange of such holder’s Investor Units.

(b)                                 REIT Shares delivered upon exchange of Investor Units will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.  Upon the completion of the exchange of the Investor Units, the Investor Units shall be retired and extinguished, and all rights of a holder with respect to its Investor Units shall immediately terminate, except the right to receive the REIT Shares to be issued in pursuant to this Certificate of Designation.

Section 8.                                           Permitted Exchange.  If an Investor Unit is owned at any time by a person other than the Investor (a “Subsequent Holder”) and such Subsequent Holder would be permitted to hold REIT Shares without violating the Shareholder Approval Policy contained in the Listed Company Manual of the NYSE (the “NYSE Limitation”), such Subsequent Holder shall be permitted to exchange its Investor Units for the REIT Shares Amount attributable to such Investor Units, up to the maximum amount of REIT Shares that would not violate the NYSE Limitation.  The Partnership shall exchange such Subsequent Holder’s Investor Units within 10 Business Days after each request for such exchange by a Subsequent Holder.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereto has executed this Partnership Unit Designation as of the date first  written above.

SIGOP GenPar LLC,
as General Partner of Safety Income and Growth Operating Partnership, LP

By:	/s/ Jay Sugarman
Name: Jay Sugarman
Title: Chairman and Chief Executive Officer